Exhibit 12
Belo Corp.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Year ended December 31,
	2010		2009	2008	2007		2006
Earnings as Defined:
Earnings (loss) before income taxes and the cumulative effect of accounting changes	$139,020		$(166,131)	$(521,212)	$117,628		$145,717
Add: Total fixed charges	79,668		66,127	85,864	97,544		99,736
Less: Interest capitalized	—		108	53	902		1,666

Earnings as Defined	$218,688		$(100,112)	$(435,401)	$214,270		$243,787

Fixed Charges as Defined:
Interest expense and capitalized interest	$77,895		$64,028	$83,146	$95,395		$97,319
Portion of rental expense representative of the interest factor (1)	1,773		2,099	2,718	2,149		2,417

Total fixed charges as Defined	$79,668		$66,127	$85,864	$97,544		$99,736

Ratio of Earnings to Fixed Charges	2.74	x	— (2)	— (3)	2.20	x	2.44	x

(1)	For purposes of calculating fixed charges, an interest factor of one third was applied to total rent expense for the period indicated.

(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings as defined includes a non-cash charge for intangible asset impairment of $242,144, which causes the ratio to be deficient. Excluding the non-cash charge, the earnings as defined would be $142,032 and the ratio of earnings to fixed charges would be 2.15x. Including the non-cash charge, the amount of the deficiency, as defined, is $166,239.

(3)	For purposes of calculating the ratio of earnings to fixed charges, earnings as defined includes a non-cash charge for intangible asset and goodwill impairment of $662,151, which causes the ratio to be deficient. Excluding the non-cash charge, the earnings as defined would be $226,750 and the ratio of earnings to fixed charges would be 2.64x. Including the non-cash charge, the amount of the deficiency, as defined, is $521,265.